UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35998 / February 26, 2026

In the Matter of

NORTHERN LIGHTS FUND TRUST
225 Pictoria Drive, Suite 450
Cincinnati, OH 45246

OCEAN PARK ASSET MANAGEMENT, LLC
3420 Ocean Park Boulevard, Suite 3060
Santa Monica, California 90405

(812-15873)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND CERTAIN
DISCLOSURE REQUIREMENTS

Northern Lights Fund Trust and Ocean Park Asset Management, LLC filed an application on
August 5, 2025 and amendments to the application on January 9, 2026 and January 27, 2026,
requesting an order under section 6(c) of the Investment Company Act of 1940 (the "Act")
exempting applicants from section 15(a) of the Act, as well as from certain disclosure
requirements. The order permits applicants to enter into and materially amend subadvisory
agreements without shareholder approval and also grants relief from certain disclosure
requirements.

On January 28, 2026, a notice of the filing of the application was issued (Investment Company
Act Release No. 35920). The notice gave interested persons an opportunity to request a hearing
and stated that an order granting the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Northern Lights Fund Trust and Ocean Park Asset Management, LLC (File No. 812-15873) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,
Assistant Secretary.